US$1,750,000,000	FILED PURSUANT TO RULE 433
1.250% SENIOR NOTES DUE 2016	FILE NO. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	Baa2 (negative outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Trade Date:	January 3, 2013
Settlement Date:	January 10, 2013 (T+5 days)
Maturity:	January 15, 2016
Par Amount:	U.S. $1,750,000,000
Semi-Annual Coupon:	1.250% per annum
Re-offer Spread to Benchmark:	T3 + 95 basis points
Re-offer Yield:	1.336% per annum
Public Offering Price:	99.747%
Net Proceeds to Citigroup:	$1,741,197,500 (before expenses).
Interest Payment Dates:	The 15th day of each January and July, commencing July 15, 2013 (long first coupon). Following business day convention.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Recent Tax Developments:

Under certain provisions of the Hiring Incentives to Restore Employment (HIRE) Act and associated proposed Treasury regulations and Internal Revenue Service guidance (such provisions, proposed regulations and guidance commonly known as “FATCA”), a U.S. holder or a non-U.S. holder of a note may be subject to withholding of U.S. federal income tax at the current rate of 30% on payments of interest after December 31, 2013, and the gross proceeds from the disposition of a note after December 31, 2016, if (i) the holder is, or holds the note through, a “foreign financial institution,” unless such foreign financial institution has entered into an agreement with the U.S. government to report, on an annual basis, certain information regarding accounts with or interests in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons, and the holder has provided any required information to the foreign financial institution or (ii) the holder is a “non-financial foreign entity,” unless the holder has provided any required information with respect to its direct and indirect U.S. owners. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Under the rules described above, FATCA applies to debt securities, including the notes, issued after December 31, 2012. According to a government official, future guidance is expected to provide that FATCA will not apply to any debt securities, including the notes, issued before January 1, 2014; however, there can be no assurance that FATCA withholding will not apply to the notes.

The issuer will not be required to pay additional amounts to non-U.S. persons, as described under “Description of Debt Securities – Payment of Additional Amounts” in the related Prospectus dated May 12. 2011, for any FATCA withholding applicable to the notes.

Sinking Fund:	Not applicable.

US$1,750,000,000	FILED PURSUANT TO RULE 433
1.250% SENIOR NOTES DUE 2016	FILE NO. 333-172562

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination /Multiples:	$1,000/ multiples of $1,000 in excess thereof
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. UBS Securities LLC Wells Fargo Securities, LLC
Junior Co-Managers:

Banca IMI S.p.A.

Barclays Capital Inc.

Blaylock Robert Van, LLC

BNY Mellon Capital Markets, LLC

Capital One Southcoast, Inc.

CastleOak Securities, L.P.

CIBC World Markets Corp.

Comerica Securities, Inc.

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

Kota Global Securities Inc.

Lebenthal & Co., LLC

MFR Securities, Inc.

Mizuho Securities USA Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

RBS Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Capital Markets Limited

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

The Williams Capital Group, L.P.

172967 GG 0

US172967GG04

CUSIP: ISIN:

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.